Exhibit 99.2

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 Revenue development page 6 Key metrics page 7 Quality data page 8 page 9 Outlook 2021 page 10 Disclaimer Fresenius Medical Care AG & Co. KGaA November 2, 2021 COMPLETE OVERVIEW OF THE THIRD QUARTER 2021 Investor Relations AND FIRST NINE MONTHS 2021 email: ir@fmc-ag.com phone: +49 6172 609 2525 Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Copyright by Fresenius Medical Care AG & Co. KGaA

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three months ended September 30,				Nine months ended September 30,			
	2021	**2020**	Change	Change at cc	**2021**	**2020**	Change	Change at cc
Health Care Services	3,530	3,499	0.9%	1.7%	10,255	10,708	-4.2%	1.6%
Health Care Products	911	915	-0.3%	-0.7%	2,717	2,751	-1.3%	1.7%
Total revenue	**4,441**	**4,414**	**0.6%**	**1.2%**	**12,972**	**13,459**	**-3.6%**	**1.6%**
Costs of revenue	3,174	3,055	3.9%	4.6%	9,214	9,295	-0.9%	4.6%
Gross profit	1,267	1,359	-6.8%	-6.1%	3,758	4,164	-9.7%	-5.3%
Selling, general and administrative	731	706	3.5%	3.8%	2,273	2,228	2.0%	6.8%
Research and development	52	45	16.6%	16.9%	153	141	8.3%	11.2%
Income from equity method investees	(21)	(24)	-13.0%	-13.6%	(71)	(48)	46.9%	47.4%
Operating income	**505**	**632**	**-20.1%**	**-19.4%**	**1,403**	**1,843**	**-23.9%**	**-19.8%**
Operating income margin	11.4%	14.3%			10.8%	13.7%		
Interest income	(16)	(8)	107.0%	111.7%	(45)	(27)	63.1%	71.0%
Interest expense	84	96	-11.8%	-11.5%	259	311	-17.0%	-12.8%
Interest expense, net	68	88	-22.0%	-22.1%	214	284	-24.7%	-20.9%
Income before taxes	**437**	**544**	**-19.8%**	**-19.0%**	**1,189**	**1,559**	**-23.7%**	**-19.6%**
Income tax expense	105	124	-15.6%	-14.6%	274	362	-24.3%	-20.2%
Net income	**332**	**420**	**-21.1%**	**-20.3%**	**915**	**1,197**	**-23.5%**	**-19.4%**
Net income attributable to noncontrolling interests	59	66	-12.2%	-11.9%	174	210	-16.7%	-11.5%
Net income attributable to shareholders of FMC-AG & Co. KGaA	**273**	**354**	**-22.8%**	**-21.9%**	**741**	**987**	**-25.0%**	**-21.1%**
Operating income	**505**	**632**	**-20.1%**	**-19.4%**	**1,403**	**1,843**	**-23.9%**	**-19.8%**
Depreciation, amortization and impairment loss	402	393	2.5%	2.9%	1,187	1,204	-1.4%	3.5%
EBITDA	**907**	**1,025**	**-11.4%**	**-10.9%**	**2,590**	**3,047**	**-15.0%**	**-10.6%**
EBITDA margin	20.4%	23.2%			20.0%	22.6%		
Weighted average number of shares	292,986,093	292,817,296			292,926,425	294,458,296		
Basic earnings per share	**€0.93**	**€1.21**	**-22.8%**	**-21.9%**	**€2.53**	**€3.35**	**-24.6%**	**-20.7%**
Basic earnings per ADS	**€0.47**	**€0.60**	**-22.8%**	**-21.9%**	**€1.26**	**€1.68**	**-24.6%**	**-20.7%**

Statement of earnings page 2 of 10 November 2, 2021

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended September 30,				Nine months ended September 30,			
	2021	**2020**	Change	Change at cc	**2021**	**2020**	Change	Change at cc
Total								
Revenue in € million	4,441	4,414	0.6%	1.2%	12,972	13,459	-3.6%	1.6%
Operating income in € million	505	632	-20.1%	-19.4%	1,403	1,843	-23.9%	-19.8%
Operating income margin	11.4%	14.3%			10.8%	13.7%		
Days sales outstanding (DSO)					59	51		
Employees (full-time equivalents)					123,528	126,463		
North America								
Revenue in € million	3,080	3,069	0.3%	0.9%	8,931	9,495	-5.9%	0.0%
Operating income in € million	446	514	-13.3%	-12.5%	1,242	1,587	-21.7%	-16.8%
Operating income margin	14.5%	16.8%			13.9%	16.7%		
Days sales outstanding (DSO)					38	26		
EMEA								
Revenue in € million	671	682	-1.6%	-1.7%	2,033	2,048	-0.7%	0.6%
Operating income in € million	79	99	-20.8%	-20.7%	232	278	-16.6%	-16.3%
Operating income margin	11.7%	14.6%			11.4%	13.6%		
Days sales outstanding (DSO)					89	91		
Asia-Pacific								
Revenue in € million	501	484	3.6%	2.8%	1,458	1,377	5.9%	7.8%
Operating income in € million	86	97	-11.0%	-10.2%	256	237	7.9%	10.4%
Operating income margin	17.2%	20.0%			17.5%	17.2%		
Days sales outstanding (DSO)					104	114		
Latin America								
Revenue in € million	178	170	4.6%	13.2%	508	508	0.0%	15.6%
Operating income in € million	4	11	-61.1%	-61.9%	14	29	-53.1%	-54.1%
Operating income margin	2.4%	6.6%			2.7%	5.7%		
Days sales outstanding (DSO)					143	138		
Corporate								
Revenue in € million	11	9	35.1%	33.6%	42	31	32.4%	38.1%
Operating income in € million	(110)	(89)	22.9%	23.2%	(341)	(288)	18.0%	21.4%

Segment information page 3 of 10 November 2, 2021

Balance sheet in € million, except for net leverage ratio, unaudited September 30 December 31 2021 2020 Assets Current assets 7,999 7,275 Goodwill and intangible assets 15,320 14,340 Right of use assets 4,238 4,130 Other non-current assets 6,274 5,944 Total assets 33,831 31,689 Liabilities and equity Current liabilities 7,492 6,160 Non-current liabilities 12,893 13,198 Total equity 13,446 12,331 Total liabilities and equity 33,831 31,689 Equity/assets ratio 40% 39 % Debt and lease liabilities Short-term debt from unrelated parties 1,324 63 Short-term debt from related parties 39 17 Current portion of long-term debt 652 1,008 Current portion of lease liabilities from unrelated parties 621 588 Current portion of lease liabilities from related parties 21 21 Long-term debt, less current portion 6,571 6,800 Lease liabilities from unrelated parties, less current portion 3,895 3,764 Lease liabilities from related parties, less current portion 104 119 Total debt and lease liabilities 13,227 12,380 Minus: Cash and cash equivalents (1,562) (1,082) Total net debt and lease liabilities 11,665 11,298 Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures Net income 1,154 1,435 Income tax expense 413 501 Interest income (59) (42) Interest expense 357 410 Depreciation and amortization 1,557 1,587 Adjustments 1 292 249 Annualized adjusted EBITDA 3,714 4,140 Net leverage ratio 3.1 2.7 1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2021: €18 M), non-cash charges, primarily related to pension expense (2021: €49 M; 2020: €50 M), impairment loss (2021: €211 M; 2020: €199 M) and costs related to the FME25 program (2021: €14 M). Balance sheet page 4 of 10 November 2, 2021

Cash flow statement in € million, unaudited 2021 2020 2021 2020 Operating activities Net income 332 420 915 1,197 Depreciation / amortization / impairment loss 402 393 1,187 1,204 Change in working capital and other non-cash items (42) (67) (282) 1,248 Net cash provided by (used in) operating activities 692 746 1,820 3,649 In percent of revenue 15.6% 16.9% 14.0% 27.1% Investing activities Purchases of property, plant and equipment and capitalized development costs (194) (245) (588) (746) Proceeds from sale of property, plant and equipment 13 6 27 10 Capital expenditures, net (181) (239) (561) (736) Free cash flow 511 507 1,259 2,913 In percent of revenue 11.5% 11.5% 9.7% 21.6% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (142) (76) (270) (155) Investments in debt securities 0 (2) (63) (30) Proceeds from divestitures 0 14 3 13 Proceeds from sale of debt securities 22 15 118 27 Free cash flow after investing activities 391 458 1,047 2,768 Cash flow page 5 of 10 November 2, 2021 Nine months ended September 30, Three months ended September 30, Cash flow page 5 of 10 November 2, 2021

FRESENIUS MEDICAL CARE

Revenue development

in € million, unaudited	2021	2020	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended September 30,						
Total revenue	**4,441**	**4,414**	**0.6%**	**1.2%**	**0.9%**	
Health Care Services	3,530	3,499	0.9%	1.7%	1.2%	-2.4%
Health Care Products	911	915	-0.3%	-0.7%	-0.4%	
North America	**3,080**	**3,069**	**0.3%**	**0.9%**	**0.5%**	
Health Care Services	2,810	2,801	0.3%	0.9%	0.4%	-1.7% [2]
Health Care Products	270	268	0.6%	1.1%	1.2%	
EMEA	**671**	**682**	**-1.6%**	**-1.7%**	**-1.6%**	
Health Care Services	346	346	0.0%	-0.3%	0.1%	-4.0%
Health Care Products	325	336	-3.4%	-3.2%	-3.2%	
Asia-Pacific	**501**	**484**	**3.6%**	**2.8%**	**2.3%**	
Health Care Services	239	227	5.3%	6.9%	5.8%	3.4%
Health Care Products	262	257	2.0%	-0.8%	-0.7%	
Latin America	**178**	**170**	**4.6%**	**13.2%**	**12.2%**	
Health Care Services	126	120	5.0%	16.2%	12.9%	-5.2%
Health Care Products	52	50	3.5%	6.0%	10.5%	
Corporate	**11**	**9**	**35.1%**	**33.6%**		
Health Care Services	9	5	53.1%	50.6%		
Health Care Products	2	4	5.7%	5.7%		
Nine months ended September 30,						
Total revenue	**12,972**	**13,459**	**-3.6%**	**1.6%**	**1.2%**	
Health Care Services	10,255	10,708	-4.2%	1.6%	1.0%	-1.9%
Health Care Products	2,717	2,751	-1.3%	1.7%	1.8%	
North America	**8,931**	**9,495**	**-5.9%**	**0.0%**	**-0.4%**	
Health Care Services	8,148	8,660	-5.9%	0.0%	-0.4%	-2.0% [2]
Health Care Products	783	835	-6.2%	-0.3%	-0.3%	
EMEA	**2,033**	**2,048**	**-0.7%**	**0.6%**	**0.5%**	
Health Care Services	1,020	1,028	-0.7%	0.7%	0.2%	-3.5%
Health Care Products	1,013	1,020	-0.7%	0.5%	0.7%	
Asia-Pacific	**1,458**	**1,377**	**5.9%**	**7.8%**	**7.7%**	
Health Care Services	694	641	8.3%	11.9%	11.5%	5.5%
Health Care Products	764	736	3.8%	4.3%	4.4%	
Latin America	**508**	**508**	**0.0%**	**15.6%**	**13.8%**	
Health Care Services	364	360	1.1%	18.6%	16.2%	-1.0%
Health Care Products	144	148	-2.5%	8.1%	8.4%	
Corporate	**42**	**31**	**32.4%**	**38.1%**		
Health Care Services	29	19	52.7%	62.0%		
Health Care Products	13	12	0.9%	1.0%		

[1] same market treatment growth = organic growth less price effects

[2] U.S. (excl. Mexico), same market treatment growth North America: -2.2% for the three months and -2.5% for the nine months ended September 30, 2021.

Revenue development page 6 of 10 November 2, 2021

Key metrics Dialysis Care Services unaudited Clinics Growth in % De novos Patients Growth in % Treatments Growth in % Total 4,151 2% 61 344,872 -1% 39,510,028 -1% North America 2,683 2% 28 209,651 -1% 24,158,943 -2% EMEA 816 1% 17 65,336 -3% 7,384,018 -4% Asia-Pacific 406 2% 13 33,434 2% 3,559,846 3% Latin America 246 -2% 3 36,451 -2% 4,407,221 1% Nine months ended September 30, 2021 Key metrics page 7 of 10 November 2, 2021

Quality data1 in % of patients Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Kt/V ≥ 1.2 97 97 93 93 94 91 94 94 Hemoglobin = 10-12 g/dl 71 71 81 82 48 46 51 52 Calcium = 8.4-10.2 mg/dl 83 80 80 77 74 74 70 71 Albumin ≥ 3.5 g/dl1) 81 79 89 90 90 89 88 90 Phosphate ≤ 5.5 mg/dl 57 58 78 79 76 75 67 64 Patients without catheter (after 90 days) 78 80 77 77 78 78 80 81 in days Days in hospital per patient year 9.8 9.6 7.9 7.2 4.0 4.0 4.2 3.1 1 Definitions cf. Annual Report 2020, Section "Non-Financial Group Report" EMEA North America Asia-Pacific Latin America Quality data page 8 of 10 November 2, 2021

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

in € million, except share data, unaudited	Results 2021	FME25 program	Results 2021 excl. special items	Results 2020	Results excl. special items: Change	Results excl. special items: Change at cc
Three months ended September 30,						
Total revenue	**4,441**		**4,441**	**4,414**	**0.6%**	**1.2%**
EBITDA	**907**	**5**	**912**	**1,025**	**-10.9%**	**-10.4%**
Total operating income	**505**	**5**	**510**	**632**	**-19.3%**	**-18.6%**
North America	446		446	514	-13.3%	-12.5%
EMEA	79		79	99	-20.8%	-20.7%
Asia-Pacific	86		86	97	-11.0%	-10.2%
Latin America	4		4	11	-61.1%	-61.9%
Corporate	(110)	5	(105)	(89)	17.1%	17.4%
Interest expense, net	68		68	88	-22.0%	-22.1%
Income tax expense	105	1	106	124	-14.4%	-13.5%
Net income attributable to noncontrolling interests	59		59	66	-12.2%	-11.9%
Net income[1]	**273**	**4**	**277**	**354**	**-21.7%**	**-20.8%**
Basic earnings per share	**€0.93**	**€0.01**	**€0.94**	**€1.21**	**-21.7%**	**-20.8%**
Nine months ended September 30,						
Total revenue	**12,972**		**12,972**	**13,459**	**-3.6%**	**1.6%**
EBITDA	**2,590**	**14**	**2,604**	**3,047**	**-14.6%**	**-10.2%**
Total operating income	**1,403**	**14**	**1,417**	**1,843**	**-23.1%**	**-19.1%**
North America	1,242		1,242	1,587	-21.7%	-16.8%
EMEA	232		232	278	-16.6%	-16.3%
Asia-Pacific	256		256	237	7.9%	10.4%
Latin America	14		14	29	-53.1%	-54.1%
Corporate	(341)	14	(327)	(288)	13.2%	16.6%
Interest expense, net	214		214	284	-24.7%	-20.9%
Income tax expense	274	4	278	362	-23.2%	-19.2%
Net income attributable to noncontrolling interests	174		174	210	-16.7%	-11.5%
Net income[1]	**741**	**10**	**751**	**987**	**-24.0%**	**-20.1%**
Basic earnings per share	**€2.53**	**€0.03**	**€2.56**	**€3.35**	**-23.6%**	**-19.7%**

[1] Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation results excl. special items page 9 of 10 November 2, 2021

Outlook 2021 Spalte1 Results 2020 Outlook 2021 (at Constant Currency, except for ROIC) Revenue1 €17,859 M growth: low to mid single digit percentage rate Revenue growth at Constant Currency1 growth: low to mid single digit percentage rate Operating income1 €2,499 M decline: mid teens to low twenties percentage rate Net income1, 2 €1,359 M decline: high teens to mid twenties percentage rate Net income2 growth at Constant Currency1 decline: high teens to mid twenties percentage rate ROIC1,3 6.6% ≥ 5.0% 1 Outlook 2021 is inclusive of anticipated COVID-19 effects and excl. special items. Special items include costs related to the FME25 program and effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2020 excl. the Impairment Charge of goodwill and trade names in the Latin America Segment of €195 M. 3 Results 2020: excl. Impairment Charge. 2 Net income attributable to shareholders of FMC-AG & Co. KGaA. Outlook 2021 page 10 of 10 November 2, 2021